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                                                                   EXHIBIT 99(B)


                             G.R. HERBERGER'S, INC.
                                600 MALL GERMAIN
                              ST. CLOUD, MN 56301

Dear Stockholders:


    You are cordially invited to attend a Special Meeting of Stockholders of G.R. Herberger's, Inc. ("Herberger's"), to be held on Friday, January 31, 1997 at 8:30 a.m., Central Standard Time, at the St. Cloud Civic Center, 10 South Fourth Avenue, St. Cloud, Minnesota.



    At this important meeting, you will be asked to consider and vote upon a proposal to adopt an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of Proffitt's, Inc. ("Proffitt's") will be merged with and into Herberger's (the "Merger"). As a result of the Merger, each outstanding share of Herberger's Common Stock will be converted into a number (the "Conversion Number") of shares of Proffitt's Common Stock determined by multiplying one by a fraction, the numerator of which is 4,000,000 and the denominator of which is the number of shares of Herberger's Common Stock outstanding at the effective time of the Merger. Based on the 8,024,678 shares of Herberger's Common Stock outstanding on December 20, 1996, the Conversion Number would be approximately .4985. Upon consummation of the Merger, the equity interest in Herberger's of its stockholders will cease and Herberger's will become a wholly-owned subsidiary of Proffitt's.


    The accompanying Notice and Proxy Statement/Prospectus provide a detailed description of the proposed transaction and its effects on the stockholders of Herberger's. Please give this information your careful attention.


    The affirmative vote of the holders of a majority of the outstanding shares of Herberger's Common Stock is required to adopt the Merger Agreement. Any holder of record of Herberger's Common Stock who follows specific procedures is entitled to receive payment of the "fair value" of such shares in lieu of Proffitt's Common Stock. See "THE HERBERGER'S SPECIAL MEETING--Appraisal Rights" in the accompanying Proxy Statement/Prospectus.


    Merrill Lynch, Pierce, Fenner & Smith Incorporated, Herberger's financial advisor, has delivered its written opinion dated November 8, 1996 that, as of that date, the Conversion Number was fair to Herberger's stockholders from a financial point of view.

    YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, HERBERGER'S AND ITS STOCKHOLDERS. THE BOARD HAS UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AND RECOMMENDS THAT YOU VOTE TO ADOPT THE MERGER AGREEMENT.

    YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Special Meeting, please complete, date and sign your proxy card and promptly return it in the enclosed envelope (which requires no postage if mailed in the United States). If you attend the meeting you may withdraw your proxy and vote in person.

                                          Sincerely,
                                          /s/ ROBERT J. SULLIVAN
                                          Robert J. Sullivan
                                          CHAIRMAN AND CHIEF EXECUTIVE
                                          OFFICER